UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14C

INFORMATION STATEMENT PURSUANT TO SECTION 14(C)
OF THE SECURITIES EXCHANGE ACT OF 1934

Check the appropriate box:

[ ] Preliminary Information Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14c-5(d)(2))
[X] Definitive Information Statement

OPT-SCIENCES CORPORATION
(Name of Registrant As Specified In Its Charter)

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OPT-SCIENCES CORPORATION

IMPORTANT NOTICE REGARDING AVAILABILITY OF
ANNUAL MEETING MATERIALS FOR THE STOCKHOLDERS' MEETING TO BE HELD
ON MARCH 24, 2011

1. This communication provides only an overview of the more complete Annual Meeting materials that are available to you on the Internet. We encourage you to access and review all of the important information for the Annual Meeting before voting. However, we do not seek your proxy and we request that you do not send us a proxy.

2. The Notice of the Annual Meeting, the Information Statement and the 2010 Annual Report on Form 10-K are available at http://www.optsciences.com/id10.html.

3. If you want to receive a paper or email copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed below on or before March 14, 2011 to facilitate timely delivery.
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Meeting Time, Place and Directions; Matters to be Acted Upon

The 2011 Annual Meeting of Stockholders of Opt-Sciences Corporation will be held on March 24, 2011. The meeting will take place at 2:30 P.M.EDST, at the offices of Kania, Lindner, Lasak and Feeney in the Sinkler Building, Suite 108, 560 East Lancaster Avenue (at the intersection with Radnor Chester Road), St. Davids, PA 19087. Stockholders of record as of the close of business on February 4, 2011 are entitled to receive notice and to attend the Annual Meeting.

Our President will make a brief presentation and will be available for questions and comments. Our stockholders are entitled to notice of and to vote at the meeting and any adjournment thereof. The Annual Meeting is for the purpose of considering and acting upon:

1) the election of three (3) directors to serve until the next Annual Meeting or until their successors have been elected and qualified (The Management slate of directors consists of Anderson L. McCabe, Arthur J. Kania and Arthur J. Kania, Jr.); and

2) such other business as may properly come before the Meeting or any adjournment thereof.
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How to Receive Copies of Annual Meeting Materials

You may request copies of our Notice of Annual Meeting, our Information Statement on Form 14(c), our 2010 Annual Report on Form 10-K and additional information about how you can attend the Annual Meeting, as follows:

1) **Telephone** - by calling us at (856) 829-2800, or
2) **E-mail** - by emailing investor.relations@optsciences.com or
3) **Mail** - by sending us a written request to Shareholder Relations, Opt-Sciences Corporation, PO Box 221, Riverton, New Jersey 08077, or
4) **Internet** - by downloading copies from our website at http://www.optsciences.com/id10.html.

Stockholders of record as of the Record Date are encouraged and cordially invited to attend the 2011 Annual Meeting.

> By order of the Board of Directors,
> Anderson L. McCabe
> President and Chief Executive Officer

OPT-SCIENCES CORPORATION

**Management Information Statement
For Annual Meeting of Stockholders
To be held March 24, 2011**

Management has furnished this statement to Stockholders regarding matters to be voted at the Annual Meeting of Stockholders of Opt-Sciences Corporation. The Annual Meeting will be held at 2:30 p.m. EDST on Thursday, March 24, 2011 at the offices of Kania, Lindner, Lasak and Feeney, in the Sinkler Building, Suite 108, 560 E. Lancaster Avenue (at the intersection with Radnor Chester Road), St. Davids, PA 19087.

**QUESTIONS AND ANSWERS REGARDING THE INFORMATION
STATEMENT, ANNUAL REPORT AND ANNUAL MEETING**

Why am I receiving these materials?

The Board of Directors of Opt-Sciences Corporation (sometimes referred to as "Opt-Sciences" or the "Company") is providing this information to you as a Stockholder of record in connection with the Opt-Sciences Annual Meeting of Stockholders. The purposes of the Annual Meeting are set forth in the accompanying Notice of Annual Meeting of Stockholders and this Information Statement.

Internet Availability of the Information Statement and related Materials

We are furnishing the Information Statement and related materials to our Stockholders via the Internet, rather than mailing printed copies of those materials to each Stockholder. If you received a Notice of Internet Availability by mail, you will not also receive a printed copy of the Information Statement and related materials unless you request them. Instead, the Notice of Internet Availability will instruct you as to how you may access and review the Information Statement and related materials. If you received a Notice of Internet Availability by mail and would like to receive a printed copy of our Information Statement and related materials, please follow the instructions included in the Notice of Internet Availability.

We anticipate that the Notice of Internet Availability will be mailed to stockholders on or about February 12, 2011.

Am I entitled to vote at the Annual Meeting?

You may vote if our records showed that you owned shares of Opt-Sciences Corporation as of February 4, 2011 (the "Record Date"). Each share of Common Stock is entitled to one vote, and a majority of the Common Stock is required to approve each proposal at the Meeting.

Stockholders of Record: Shares Registered in Your Name

If on February 4, 2011 your shares were registered directly in your name with the Company's transfer agent, Stocktrans, then you are a Stockholder of record. As a Stockholder of record, although not requested to vote, you are invited to attend the Meeting.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on February 4, 2011 your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name" and this Information Statement is being forwarded to you by that organization. The organization holding your account is considered the Stockholder of record for purposes of voting at the Meeting. As a beneficial owner you are invited to attend the Meeting.

Is this a Proxy Statement? No. This is not a proxy statement. **We are not asking you for a proxy and you are requested not to send us a proxy.**

Why am I not being asked to vote?

The Arthur J. Kania Trust owns a majority or greater than 51% of the issued and outstanding shares of Common Stock of the Company and has advised us that it intends to provide Anderson L. McCabe and Arthur J. Kania with a proxy to vote for the reelection of the Management slate of directors and such other matters that might come before the Meeting. Such proxy is sufficient to take such actions, and so additional proxies are not needed or required for the Meeting.

What do I need to do now?

Nothing. These materials are provided to inform you and do not require or request you to do anything.

WE ARE NOT ASKING YOU FOR A PROXY AND WE ARE REQUESTING YOU NOT TO SEND US A PROXY

VOTING SECURITIES AND RECORD DATE

The Common Stock ($.25 par value) is the only outstanding class of voting securities. Stockholders of record at the close of business of February 4, 2011 are entitled to notice of the Meeting and to vote at the Meeting and any adjournment or postponement thereof. At the close of business on February 4, 2011, 775,585 shares of Common Stock were issued, outstanding, and entitled to vote. The holders of Common Stock will vote as one class at the Meeting. Each share of Common Stock entitles the holder at the record date to one vote at the Meeting.

PRINCIPAL STOCKHOLDER AND QUORUM

A quorum of Stockholders is necessary to hold a valid meeting. A quorum will be present if Stockholders holding at least a majority of the outstanding shares are present at the Meeting in person or represented by proxy. On the record date, there were 775,585 shares outstanding and entitled to vote. Thus, 387,793 shares must be present in person or represented by proxy at the Meeting to have a quorum. A Trust for the benefit of the children of Arthur J. Kania owns 510,853 shares (66% of the outstanding shares). Since there is no provision for cumulative voting, only the affirmative vote of the majority of the shares represented at the Meeting is required to elect directors and approve such other matters to be considered by the Stockholders. Dissenters' rights are not applicable to the matters being proposed. No party other than the Trust is known by Management to own of record or beneficially more than 5% of the outstanding shares of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Rose Sayen, Trustee Arthur John Kania Trust Suite 108, 560 E. Lancaster Avenue St. Davids, PA 19087	510,853	66%

Security Ownership of Directors and Officers:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Anderson L. McCabe P.O. Box 221 1912 Bannard Street Riverton, N.J. 08077	1,064(1)	*
Arthur J. Kania Suite 108 560 E. Lancaster Avenue St. Davids, PA 19087	23,723(1)	3%
Arthur J. Kania, Jr. Suite 108 560 E. Lancaster Avenue St. Davids, PA 19087	0(1)	*
Directors and Officers As a Group	24,781(1)	3%

*Less than 1% of the outstanding Common Stock

1. Excludes 510,853 shares (66% of the outstanding shares) owned by a Trust for the benefit of Arthur J. Kania's children and a total of 10,000 shares (1.3% of the outstanding shares) owned by separate trusts for the benefit of each of Arthur J. Kania's grandchildren. Mr. Kania has no voting power with respect to such securities and disclaims beneficial ownership in all such shares. Mr. McCabe, husband of a beneficiary of the trust, disclaims beneficial ownership in all such shares. Arthur J. Kania, Jr., a son of Arthur J. Kania, is a beneficiary of the first aforementioned trust and father of beneficiaries of the second aforementioned trusts, but has no power to vote such shares in said trusts and is not a beneficial owner under the applicable rules.

MATTERS TO BE ACTED UPON

Proposal 1: Election of Directors

Three (3) directors are to be elected at the Annual Meeting and those persons elected will hold office until the next annual meeting of Stockholders or until their successors have been elected and qualified. The by-laws provide that the Board of Directors shall consist of no more than five members, with the actual number to be established by resolution of the Board of Directors. The current Board of Directors has by resolution established the number of directors at three. The Arthur J. Kania Trust has advised that it intends to give a proxy to Arthur J. Kania and Anderson L. McCabe to vote in favor of the Management slate of directors and in their discretion to vote in favor of such other matters that may properly come before the Meeting. If any of the nominees cannot serve for any reason (which is not anticipated), the Board of Directors may designate a substitute nominee or nominees. If a substitute is nominated, Mr. Kania and Mr. McCabe are expected to vote all valid proxies for the election of the substitute nominee or nominees. Alternatively, the Board of Directors may also decide to leave the board seat or seats open until a suitable candidate or candidates are located, or it may decide to reduce the size of the Board.

Any vacancy that occurs during the year may be filled by a majority vote of the Board of Directors without any further Stockholder action. The vacancy may be filled for the remainder of the term, which is until the next annual meeting of stockholders. There is no reason to believe that any nominee will be unable to serve if elected, and to the knowledge of Management all nominees intend to serve the entire term for which election is sought.

The following persons have been nominated for election to the Board of Directors to succeed themselves in office:

Nominees(Age)	Positions with Company, Principal Occupation and Business Experience During Past Five Years (1)	Year First Became Director of Company
Anderson L. McCabe (55)	Director of the Company; President, Chief Executive Officer and Chief Financial Officer of the Company	1987
Arthur J. Kania (79)	Director of the Company; Secretary of Company; Principal of Trikan Associates (real estate ownership and management-investment firm); Partner of Kania, Lindner, Lasak and Feeney (law firm)	1977
Arthur J. Kania, Jr. (55)	Director of the Company; Principal of Trikan Associates (real estate ownership and management-investment firm); Vice-President of Newtown Street Road Associates (real estate ownership and management)	1987

1.   This column lists directorships held in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or subject to the requirements of Sections 15(d) of that Act or any company registered as an investment company under the Investment Company Act of 1940.

This column does not include directorships held with any of the Company's subsidiaries.

Directors will serve in such capacity until the next annual meeting of Stockholders or until their successors have been duly elected and qualified. Executive officers are elected by the Board of Directors.

Each director will be elected to serve for a one-year term, unless he resigns or is removed before his term expires, or until his replacement is elected and qualified. Each of the nominees listed above is currently a member of the Board of Directors.

INFORMATION REGARDING OFFICERS

Anderson L. McCabe, 55 years old, is President, Chief Executive Officer and Chief Financial Officer of the Company and its manufacturing subsidiary. He graduated from the University of South Carolina in 1977 and received a B.S. in Chemical Engineering. From 1977 to 1985, he was employed by United Engineers and Constructors, Inc., a subsidiary of Raytheon Corporation as Process Engineer with managerial responsibilities. In 1986 he became President of the Company.

Arthur J. Kania, 79 years old, is the Secretary of the Company and its manufacturing subsidiary. He is not active in the day-to-day operations of either the Company or its manufacturing subsidiary. Mr. Kania's principal occupations during the past five years have been as Principal of Trikan Associates (real estate ownership and management - investment firm); as the senior partner of the law firm of Kania, Lindner, Lasak and Feeney.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's officers (as defined in the SEC regulations) and directors and persons who own more than ten percent of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors, and greater than ten percent stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on a review of copies of such reports of ownership furnished to us, or representations that no forms were necessary, Management believes that, during the past fiscal year, the officers, directors, and greater than ten percent beneficial owners complied with all applicable filing requirements during Fiscal Year 2010.

THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

Audit Committee and Audit Committee Financial Expert

Our Board of Directors functions as an audit committee and performs some of the same functions as an audit committee including: (1) selection and oversight of our independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (3) engaging outside advisors. We are not a "listed company" under SEC rules and are therefore not required to have an audit committee comprised of independent directors. Our Board of Directors does not have an independent director. Our Board of Directors has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication. Accordingly, the Board of Directors believes that each of its members has the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee member should have for a business such as the Company.

Board Meetings; Nominating and Compensation Committees

Given the size of the Company and its Board of Directors, much of its decision making is made through telephone calls and intermittent informal meetings; when formalization is necessary, the Board conducts formal meetings or acts by written consent. In Fiscal 2010, there were two Board Meetings attended by all directors. Our directors and officers do not receive remuneration from us unless approved by the Board of Directors. No such payment shall preclude any director from serving us in any other capacity and receiving compensation therefore. A total of $7,500 has been paid to each director for services as director during the last fiscal year.

We are not a "listed company" under SEC rules and are therefore not required to have a compensation committee or a nominating committee. We do not currently have a compensation committee. Our Board of Directors is currently comprised of only three members, one of whom acts as Chief Executive Officer and Chief Financial Officer.

REMUNERATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth on an accrual basis for the fiscal years shown, the remuneration of the sole compensated executive officer of the Company.

Summary Compensation Table

(a)	(b)	(c)	(d)	(e)	(f)
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	All other compensation ($)	Total ($)
Anderson L. McCabe President, CEO, CFO, Treasurer and Director	2010 2009	130,000 130,000	25,000 15,000	11,400* 9,249**	166,400* 154,249**

  *Includes director's fee of $7,500 and Company matching contribution to 401K Plan of $3,900.
  **Includes directors fee of $5,000 and Company matching contribution to 401K Plan of $4,249.

DIRECTOR COMPENSATION FOR FISCAL YEAR 2010

The following table sets forth the compensation of our non-employee directors. Our employee director, Anderson L. McCabe, receives the same compensation as the other directors for his services as director. His director fees are included in his total compensation in the Summary Compensation Table above.

Cash Compensation

Name	Annual Retainer	Total Compensation
Arthur J. Kania*	$7,500	$7,500
Arthur J. Kania, Jr	$7,500	$7,500

  *See Certain Transactions and Relationships below.

OPTIONS / SAR GRANTS / OTHER LONG TERM COMPENSATION

The Company did not grant stock awards, stock options or stock appreciation rights during Fiscal Year 2010, nor does it have any of such rights outstanding from prior years. The Company does not provide non equity incentive plan compensation or non qualifying deferred compensation.

CERTAIN TRANSACTIONS AND FAMILY RELATIONSHIPS AMONG OFFICERS AND DIRECTORS

Arthur J. Kania is the father of Arthur J. Kania, Jr. and the father-in-law of Anderson L. McCabe. Those individuals constitute the Board of Directors.

Anderson L. McCabe is the sole executive officer. Rose Sayen, an employee of Arthur J. Kania, is the Trustee of the Arthur J. Kania Trust, which is the principal Stockholder of the Company.

During Fiscal year 2010, we incurred legal fees of $52,500 to the firm of Kania, Lindner, Lasak and Feeney, of which Arthur J. Kania is the senior partner. Mr. Kania does not share or participate in fees generated from the Company.

RELATIONSHIP WITH INDEPENDENT ACCOUNTANTS

Goff, Backa, Alfera & Company, LLC has acted as independent certified public accountants for the Company since 2004. No change is presently contemplated. The Company has been advised that neither that accounting firm nor any member thereof has any direct financial interest or any material indirect interest in the Company. We do not expect a representative of Goff, Backa, Alfera & Company, LLC to be present at the Meeting or to be available for questioning at the Meeting.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Type	2010	2009
Audit Fees:	$35,535	$34,470
Audit Related Fees:	-0-	-0-
Tax Fees:	-0-	-0-
Other Fees:	-0-	-0-
Total Fees:	$35,535	$34,470

 (1)   AUDIT FEES

The aggregate fees billed or accrued for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company's annual financial statements and review of financial statements included in the Company's Form 10K, 10-Q or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years was $35,535 for the Fiscal Year ended October 30, 2010 and $34,470 for the Fiscal Year ended October 31, 2009.

(2)   AUDIT-RELATED FEES

There were no fees billed in either of the last two fiscal years for audit related matters rendered by the principal accountant.

(3)   OTHER FEES

There were no fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

ANNUAL REPORT ON FORM 10-K

The 2010 Annual Report of the Company on Form 10K, which includes consolidated financial statements for the fiscal year ended October 30, 2010, accompanies this Information Statement.

Upon the written request of any person who on the record date was a record owner of the Company's Common Stock, or who represents in good faith that he was on such date, a beneficial owner of such stock entitled to vote at the Meeting, the Company will send to such person, without charge, a copy of its Annual Report on Form 10-K for fiscal year 2010 as filed with Securities and Exchange Commission. Requests for this report should be directed to Anderson L. McCabe, President, Opt-Sciences Corporation, 1912 Bannard Street, Post Office Box 221, Riverton, New Jersey, 08077-0221.

The Company is an electronic filer with the S.E.C. The Company provides a link to all its current SEC Filings at its Internet web site: http://www.optsciences.com. The SEC also maintains an internet site that contains periodic reports, information statements, and other information filed electronically by the Company. The address of that web site is http://www.sec.gov.

STOCKHOLDER PROPOSALS

Any qualified Stockholder desiring to have his proposal included on the Company's Information Statement for the annual meeting of Stockholders to be held in the Year 2012 must submit such proposal in writing to the Company no later than December 23, 2011.

Proposal 2: OTHER MATTERS

Other Business

Management does not know of any other business which is likely to be brought before the Meeting. However, in the event that other matters properly come before the Meeting, they will be acted upon accordingly.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS SHARING AN ADDRESS

Only one Annual Report, Information Statement and/or Notice of Internet Availability of Proxy Materials, as applicable, will be delivered to multiple Stockholders sharing an address unless the Company has received contrary instructions from one or more Stockholders. The Company will undertake to deliver promptly upon written or oral request, a separate copy of the Annual Report, Information Statement and/or Notice of Internet Availability of Proxy Materials, as applicable, to a Stockholder at a shared address to which the Company has delivered a single copy of such documents. If a Stockholder wishes to notify the Company that he or she wishes to receive a separate copy of such documents, the Stockholder may contact the President of the Company at (856)-829-2800 or at 1912 Bannard Street, Post Office Box 221, Riverton, NJ 08077-0221.

Important Notice Regarding the Internet Availability of the Notice of Stockholders Meeting to be Held on March 24, 2011, Management Information Statement and Annual Report to Stockholders on Form 10K:

The Notice of the 2011 Stockholders Meeting, the Management Information Statement and the 2010 Annual Report to Stockholders on Form 10K are available at the Company's website: http://www.optsciences.com/id10.html.

By Order of the Board of Directors

/s/ Anderson L. McCabe
Anderson L. McCabe
President
Riverton, New Jersey
February 12, 2011